As filed with the Securities and Exchange Commission on September 1, 2005
                                       Investment Company Act File No. 811-21088

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ______________

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ______________

                       MERCANTILE ABSOLUTE RETURN FUND LLC
                       (Name of Subject Company (Issuer))

                       MERCANTILE ABSOLUTE RETURN FUND LLC
                       (Name of Filing Person(s) (Issuer))

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                            Jennifer E. Vollmer, Esq.
                        Mercantile Capital Advisors, Inc.
                                Two Hopkins Plaza
                               Baltimore, MD 21201
                                 (410) 237-5106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                With a copy to:
                              Elliott Cohan, Esq.
                        Kramer, Levin Naftalis & Frankel
                          1177 Avenue of the Americas
                               New York, NY 10036
                                 (212) 715-9512

                                September 1, 2005
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

    Transaction Valuation: $2,500,000 (a)      Amount of Filing Fee: $316.75 (b)

(a) Calculated as the aggregate maximum value of Interests being purchased.
(b) Calculated at $126.70 per $1,000,000 of the Transaction Valuation.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _______________________________________________

Form or Registration No.: _____________________________________________

Filing Party: _________________________________________________________

Date Filed: ___________________________________________________________

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   third-party tender offer subject to Rule 14d-1.

|X|   issuer tender offer subject to Rule 13e-4.

|_|   going-private transaction subject to Rule 13e-3.

|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

ITEM 1.    SUMMARY TERM SHEET.

      Mercantile Absolute Return Fund LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Company"), is offering to purchase for cash on the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer" and are attached as Exhibit B and Exhibit C, respectively) limited liability company interests (the "Interests") of the Company from members of the Company ("Members"). The Company will purchase an amount of Interests or portions of Interest up to 5 % of the net assets of the Company tendered by Members at a price equal to the net asset value as of December 31, 2005 (the "Valuation Date"). The Offer will remain open until 5:00 p.m., Eastern Time, on September 30, 2005 (the "Expiration Date"), subject to any extension of the Offer. The Company reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

      Members may tender their entire Interests, all of their Interests other than a required capital account balance of at least $50,000 or a specified dollar amount of their Interests. Where a specified dollar amount is requested, the Company reserves the right to purchase less than the amount requested if the purchase would cause the Member's capital account to have less than the required minimum balance of $50,000. If the Company accepts the tender of a Member's Interests, it will pay the proceeds from: cash on hand and withdrawals of capital from investment funds in which the Company has invested.

      If the Company accepts the tender of a Member's Interests, then the Company will give the Member a non-interest bearing, non-transferable promissory note (the "Promissory Note") entitling the Member to receive an amount equal to the net asset value of the Interest tendered determined as of December 31, 2005. The Promissory Note will entitle the Member to receive an initial payment in cash and/or marketable securities (where determined to be necessary) equal to at least 90% of the unaudited net asset value of the Interests tendered by the Member that are accepted for purchase by the Company (the "Initial Payment") which will be paid to the Member no later than 30 days after the Valuation Date or, if the Company has requested withdrawals of its capital from any investment funds in order to fund the purchase of Interests, no later than ten business days after the Company has received at least 90% of the aggregate amount withdrawn from such investment funds. The Promissory Note will also entitle the Member to receive a contingent payment (the "Post Audit Payment") equal to the excess, if any, of (a) the net asset value of the Interests tendered and purchased as of the Valuation Date, as it may be adjusted based upon the results of the next annual audit of the Company's financial statements, over (b) the Initial Payment. The Post Audit Payment will be made promptly after the completion of the Company's annual audit for its fiscal year ending March 31, 2006 (which it expects will be completed 60 days after the fiscal year end).

      Members who desire to tender Interests, for purchase must do so by 5:00 p.m., Eastern Time, on the Expiration Date. The Offer remains revocable until 5:00 p.m., Eastern Time, on the Expiration Date. Until the Expiration Date, Members have the right to change their minds and withdraw any tenders of their Interests. Interests withdrawn prior to the Expiration Date may be re-tendered before the Expiration Date by following the tender procedures described in the Offer.

      If a Member would like the Company to purchase its entire Interests or a portion of its Interests, it should complete, sign and (i) mail the Letter of Transmittal (enclosed with the Offer to Purchase) to the Company, at Forum Shareholder Services, LLC, c/o Forum Financial Group, Two Portland Square, Portland, Maine 04101; or (ii) fax it to the Company at (207) 879-6206, so that it is received before 5:00 p.m., Eastern Time, on September 30, 2005. IF THE MEMBER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT MUST ALSO MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO THE COMPANY PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BEFORE 5:00 P.M., EASTERN TIME, ON SEPTEMBER 30, 2005). The value of the Interests may change between August 31, 2005 (the last time prior to the date of this filing as of which net asset value was calculated) and December 31, 2005 the date as of which the value of the Interests being purchased will be determined. Members may obtain the net asset value of their Interests, which the Company calculates monthly based upon the information it receives from the managers of the investment funds in which the Company invests, by calling (800) 239-0418 Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:00 p.m. (Eastern Time) or writing to the address listed above.

      The Company has the right to cancel, amend or postpone this Offer at any time before 5:00 p.m., Eastern Time, on the Expiration Date. A Member who tenders Interests will remain a Member with respect to the Interests tendered of the Company through December 31, 2005 when the net asset value of the Member's Interest is calculated and will retain all rights in the Member's tendered Interest, including voting rights until the Valuation Date

ITEM 2.  ISSUER INFORMATION.

            (a) The name of the issuer is Mercantile Absolute Return Fund LLC (the "Company"). The Company is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Company is located at Two Hopkins Plaza, Baltimore, Maryland 21201 and the telephone number is (800) 239-0418.

            (b) The title of the securities that are the subject of the Offer is "limited liability company interests" in the Company. As of the close of business on July 29, 2005, the net asset value of the Company was $53,628,101.

            (c) There is no established trading market for the Interests, and any transfer thereof is strictly limited by the terms of the Limited Liability Company Agreement (the "LLC Agreement").


ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

      The name of the filing person is Mercantile Absolute Return Fund LLC (the "Company"). The Company's principal executive office is located at Two Hopkins Plaza, Baltimore, Maryland 21201 and the telephone number is (800) 239-0418. The manager of the Company is Mercantile Capital Advisors, Inc. (the "Manager"). The principal executive office of the Manager is located at Two Hopkins Plaza,

Baltimore, Maryland 21201 and the telephone number is (410) 237-5900. Mercantile Bankshares Corporation ("MBC"), the indirect parent company of the Manager, is a financial holding company regulated by the Federal Reserve under the Bank Holding Company Act. MBC was the organizational member of the Company and invested $25 million in the Company. As of July 29, 2005, MBC held 37.80% of the Company's net asset value. The Company's directors are Decatur H. Miller, Edward
D. Miller, John R. Murphy, George R. Packard, III, Thomas L. Owsley, and L. White Matthews III. Their address is c/o Mercantile Absolute Return Fund LLC, Two Hopkins Plaza, Baltimore, Maryland 21201.

ITEM 4.  TERMS OF THE TENDER OFFER.

      The information required by Item 4 is incorporated by reference to the Offer to Purchase and the Letter of Transmittal (which together constitute the "Offer" and are attached as Exhibit B and Exhibit C, respectively).

            (a) (1) (i) Subject to the conditions set out in the Offer, the Company will purchase Interests in an amount up to 5% of the net assets of the Company that are tendered by Members by 5:00 p.m., Eastern Time, on September 30, 2005 or if the Offer is extended, by any later Expiration Date.

            (ii) The value of the Interests tendered to the Company for purchase will be their net asset value as of the Valuation Date, December 31, 2005, upon the terms and conditions set forth in the Offer. Although the Company has retained the option to pay all or a portion of the purchase price by distributing securities in-kind as set forth in its Private Placement Memorandum, in each case, the purchase price will be paid entirely in cash except in the unlikely event that the Company determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members. The information required is incorporated by reference to Section 2 "Offer to Purchase and Price" and Section 6 "Purchases and Payments" of the Offer to Purchase.

            (iii) The scheduled Expiration Date of the Offer is 5:00 p.m., Eastern Time, on September 30, 2005, unless extended.

            (iv)  Not applicable.

            (v) The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The information required is incorporated by reference to Section 7 "Certain Conditions of the Offer" of the Offer to Purchase.

            (vi) Any Member tendering Interests pursuant to this Offer may withdraw the tender at any time prior to 5:00 p.m., Eastern Time, on September 30, 2005, or any later Expiration Date resulting from an extension of the offer. The information required is incorporated by reference to Section 5 "Withdrawal Rights" of the Offer to Purchase.

            (vii) Members wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to the Company at the address set out in the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the fax number set out on the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Company, either by mail or by fax, no later than 5:00 p.m., Eastern Time, on the Expiration Date. The information required is incorporated by reference to Section 4 "Procedure for Tender" and Section 5 "Withdrawal Rights" of the Offer to Purchase and the Letter of Transmittal.

            (viii) For purposes of the Offer, the Company will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to the tendering Member of its election to purchase such Interest. The information required is incorporated by reference to Section 6 "Purchases and Payments" of the Offer to Purchase. Members will, however, retain all rights in their tendered Interests, including voting rights, until the close of business on the Valuation Date.

            (ix) If the amount of Interests duly tendered to the Company prior to the expiration of the Offer exceeds 5% of the Company's net asset value as of December 31, 2005, then the Company will, in its sole discretion, either (a) accept the additional Interests;
      (b) extend the Offer, if necessary, and increase the amount of Interests that the Company is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Company generally will attempt to purchase those Interests tendered that represent a Member's entire holdings, unless the aggregate value of those Interests exceeds 5% of the Company's net asset value on the Valuation Date.

            (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks due to the reduction in the Company's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. In addition, a reduction in the aggregate assets of the Company may result in Members who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Company are relatively fixed and may not decrease if assets decline. Payment for Interests purchased pursuant to this Offer may also require the Company to liquidate portfolio holdings earlier than the adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses. Members that tender Interests will have certain federal income tax consequences, a description of which is incorporated by reference to Section 9 "Certain Federal Income Tax Consequences" of the Offer to Purchase.

            (xi)  Not applicable.

            (xii) In general, a Member from whom Interests are purchased by the Company will be treated as receiving a distribution from the Company. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interests. A Member's basis in such Member's Interests will be reduced (but not below zero) by the amount of consideration received by the Member from the Company in connection with the purchase of such Interest. A Member's basis in such Member's Interests will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as capital gain or ordinary income, depending on the circumstances. If the Company purchases a Member's entire Interest the Member may recognize a loss, but only to the extent that the amount of consideration received from the Company is less than the Member's then adjusted tax basis in such Member's Interest. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Company pursuant to the Offer.

                  (2)   Not applicable.

            (b) The Company has been informed that affiliates of the Company intend to tender Interests pursuant to the Offer. Mercantile Bankshares Corporation ("MBC"), the indirect parent company of the Company's Manager, Mercantile Capital Advisors, Inc. (the "Manager"), is a financial holding company regulated by the Federal Reserve under the Bank Holding Company Act. MBC was the organizational member of the Company and invested $25 million in the Company. As of July 29, 2005 MBC held 37.80% of the Company's net asset value. MBC has informed the Company that it intends to tender a portion of its Interest in the Company's Offer but that, if necessary, it will withdraw a portion of the amount tendered to allow any other Member that tenders its Interests to participate fully in the Offer.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      The Private Placement Memorandum and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Board of Directors has the discretion to determine whether the Company will purchase Interests from Members from time to time pursuant to written tenders. The Private Placement Memorandum also states that the Manager and the Company's investment adviser (the "Adviser") expect that they will recommend to the Board of Directors that the Company purchase Interests from Members semi-annually each year. The Company expects that the semi-annual written tenders will commence in March and September of each year.

      The Company previously offered to purchase Interests from Members pursuant to a written tender. The chart below shows the results of those offers.

                                                   Amount           Amount
Effective Date of Offer                           Tendered         Accepted
-----------------------                           --------         --------

March 1, 2005                                    $4,194,861       $4,194,861
September 7, 2004                                $1,506,392       $1,506,392
March 3, 2004                                    $3,138,654       $3,138,654
December 29, 2003                                $1,250,000       $1,250,000

      The Company is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Company, the Manager, the Adviser or the Board of Directors or any person controlling the Company, the Manager, the Adviser or the Board of Directors; and (ii) any other person, with respect to the Interests. However, the LLC Agreement provides that the Company shall be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for purchase by the Company has not been purchased within a period of two years of the request.

 ITEM 6.  PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

            (a) The purpose of the Offer is to provide liquidity to Members who hold Interests as contemplated by, and in accordance with, the procedures set out in the Private Placement Memorandum and the LLC Agreement.

            (b) Interests that are tendered to the Company in connection with this Offer will be retired, although the Company will issue new Interests from time to time as set forth in its Private Placement Memorandum. The Company currently expects that it will accept subscriptions for Interests as of the first business day of each calendar quarter, but it is under no obligations to do so.

            (c) The Company does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Company's intention to accept subscriptions for Interests on the first business day of each calendar quarter), or the disposition of Interests (other than through periodic written tender offers, including this Offer); (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;
      (c) any material change in the present distribution policy of the Company;
      (d) any change in the management of the Company except as described herein; (e) a sale or transfer of a material amount of assets of the Company (other than as the Company determines may be necessary or appropriate to finance any portion of the purchase price for Interests acquired pursuant to the Offer or in connection with ordinary portfolio transactions of the Company); (f) any other material change in the Company's structure or business; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Company by any person.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            (a) Although the Company has retained the option to pay all or a portion of the purchase price by distributing securities in-kind as set forth in its Private Placement Memorandum, in each case, the purchase price will be paid entirely in cash except in the unlikely event that the Company determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members. It is expected that cash payments for Interests acquired pursuant to the Offer, which will not exceed 5% of the net asset value of the Company's assets as of the Valuation Date (unless the Company elects to purchase a greater amount), will be derived from cash on hand and withdrawals of capital from the investment funds in which the Company invests. Upon acceptance of tendered Interests for purchase, the Company will segregate with its custodian and maintain daily on its books a segregated account consisting of cash, liquid securities or interests in the investment funds that the Company has requested be withdrawn (or any combination of them) equal to the value of the unpaid amount estimated to be paid under the Promissory Note, as described above.

            (b) There are no material conditions to the financing of the transaction. There are no alternative financing plans or arrangements for the transaction.

            (c)   Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE ISSUER.

            (a) Based on July 29, 2005 values, the Manager does not own any Interests of the Company. Based on July 29, 2005 values, MBC owns $20,269,985 of Interests, representing approximately 37.80% of the outstanding Interests.

            (b) Other than the acceptance of subscriptions for Interests as of July 1, 2005, there have been no transactions involving Interests that were affected during the past 60 days by the Company, the Manager, the Adviser, any member of the Board of Directors or any person controlling the Company, the Manager or the Adviser.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

      No persons have been directly or indirectly employed or retained or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer.

 ITEM 10.  FINANCIAL STATEMENTS.

      The information required by Item 10 is incorporated by reference to the Company's audited financial statements for the fiscal year ended March 31, 2005, previously filed on EDGAR on Form N-CSR on May 28, 2005, which the Company has prepared and furnished to members pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act. Copies of the Company's financial information may be found on the Securities and Exchange Commission's website at www.sec.gov or may be obtained free of charge by calling the Company at (800) 239-0418.

ITEM 11.  ADDITIONAL INFORMATION.

            (a)   (1)   None.

                  (2)   None.

                  (3)   Not applicable.

                  (4)   Not applicable.

                  (5)   None.

            (b)   None.


ITEM 12.  EXHIBITS.

      Reference is hereby made to the following exhibits which collectively constitute the Offer to Members and are incorporated herein by reference:

            A.    Cover Letter to Offer to Purchase and Letter of Transmittal.

            B.    Offer to Purchase.

            C.    Form of Letter of Transmittal.

            D.    Form of Notice of Withdrawal of Tender.

            E. Forms of Letters from the Company to Members in connection with the Company's acceptance of tenders of Interests.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.


                                    MERCANTILE ABSOLUTE RETURN FUND LLC

                                   By: /s/ Cornelia H. McKenna
                                       -----------------------------------
                                       Name:  Cornelia H. McKenna
                                       Title: Vice President


September 1, 2005

EXHIBIT INDEX

 EXHIBIT

      A     Cover Letter to Offer to Purchase and Letter of Transmittal.

      B     Offer to Purchase.

      C     Form of Letter of Transmittal.

      D     Form of Notice of Withdrawal of Tender.

      E Forms of Letters from the Company to Members in connection with the Company's acceptance of tenders of Interests.